Exhibit 12.2

INFORMATION ABOUT THE KINGDOM OF NORWAY
AND
THE NORWEGIAN ECONOMY

The information in this section has been prepared for enclosure in this Form 20-F by the Norwegian Ministry of Finance without independent verification by Eksportfinans ASA. This information is included for the reader’s convenience and is not intended to be a complete description of information about the Kingdom of Norway that may be material to investors. The Kingdom of Norway does not guarantee or support the outstanding securities of EKSPORTFINANS ASA in any way.

THE KINGDOM OF NORWAY

General

     Norway forms the western and northern part of the Scandinavian Peninsula and has common borders with Sweden, Finland and Russia. Norway’s area is 323,758 square kilometers (approximately 125,100 square miles), excluding the Svalbard Island group (including Spitsbergen) in the Arctic Ocean and other overseas territories.

     The population of Norway was estimated at 4,552,252 as of December 31, 2002, and grew at an average annual rate of approximately 0.6% during the period 1987 through 2002. The average population density is approximately 14.8 persons per square kilometer (about 38.3 persons per square mile). Oslo, the capital and largest city of Norway, is located in the south-east and had a population of 517,401 at the end of 2002. The urban settlement of Oslo had a population of 783 829 as of January 1, 2002.

     Norway is a constitutional monarchy, which was originally adopted in 1814. The executive power of the Government is vested in the King, who exercises his authority through a cabinet. The legislative power is vested in the parliament (Storting). Members of the Storting are elected for four-year terms through general elections based on universal adult suffrage. The Storting has 165 members and cannot be dissolved by the King or otherwise during its four-year term.

Membership in International Organizations

     Norway is a party to the Agreement on the European Economic Area (EEA) as more fully described under “European Integration” below, which generally includes Norway in the internal market of the European Union (EU).

     Norway is a founding member of the United Nations and its affiliate organizations and has been a member of the North Atlantic Treaty Organization (NATO) since 1949. Norway is a member of the European Free Trade Association (EFTA), an international free trade partnership.

     Norway is a member of a number of other international organizations, including the International Monetary Fund (IMF), the Organization for Economic Cooperation and Development (OECD), the International Bank for Reconstruction and Development (World Bank) and the World Trade Organization (WTO). Norway is also a member of the Inter-American Development Bank (IADB), the African Development Bank (AfDB), the Asian Development Bank (ADB), the European Bank for Reconstruction and Development (EBRD), the Nordic Investment Bank (NIB) and the Nordic Development Fund (NDF).

European Integration

     On January 1, 1994, the EEA Agreement between the member states of the EU and the then-existing EFTA states (except Switzerland) entered into force. The purpose of the EEA Agreement is to create a comprehensive economic partnership that extends the internal market of the EU to the participating EFTA states. The EEA Agreement provides for the free movement of goods, persons, services and capital among the signatory countries. There are now three EFTA states (Iceland, Liechtenstein and Norway) and 15 EU member states participating in the EEA. The present EU member states and ten candidates for membership signed an Accession Treaty in April 2003. Subject to ratification of the Accession Treaty these new member states will join the EU on May 1 2004. The EU and the EEA-EFTA states are negotiating a treaty with the aim of a simultaneous enlargement of the EEA.

     The EEA Agreement does not provide for participation by the relevant EFTA countries in certain areas of cooperation among the EU member states, such as taxation, agricultural and fishing policies, economic and monetary policies and the EU customs union.

     In December 1996, Iceland and Norway signed a cooperation agreement with the so-called “Schengen states”, a group consisting of 13 EU member states, which inter alia provides for common rules for the movement of persons into and among participating countries. From May 1, 1999, the Schengen cooperation was integrated into the EU framework. Norway and Iceland have negotiated an agreement concerning institutional solutions for continuing participation in the Schengen cooperation after its integration in the EU. This agreement took effect as of March 25, 2001.

SUMMARY INFORMATION

	1998	1999	2000(1)	2001(1)	2002(1)	2003(2)

	NOK million, except percentages
THE ECONOMY
Nominal GDP (3)	1,114,827	1,197,457	1,469,075	1,526,601	1,531,159	1,586,900
Real GDP (% change) (4)	2.4%	1.1%	2.8%	1.9%	1.0%	1.1%
Unemployment rate	3.2%	3.2%	3.4%	3.6%	3.9%	4.4%
Inflation rate (5)	2.3%	2.3%	3.1%	3.0%	1.3%	2 3/4%
Balance on current account	-9,915	48,838	228,824	238,516	211,200	203,700
Foreign exchange reserves at end of period	148,901	190,532	245,863	211,538	224,179	—

(1)	Some of these figures are subject to revision by Statistics Norway, the Norwegian national statistical organization.

(2)	Estimates of the Ministry of Finance, Revised National Budget 2003, May 2003.

(3)	Based on current market prices.

(4)	Calculated based on change from the previous year and before rounding.

(5)	Year-on-year change in the consumer price index.

	1998	1999	2000	2001	2002(1)	2003(1)

	NOK million, except percentages
PUBLIC FINANCES
State revenues	471,328	499,570	643,649	758,440	691,074	694,179
% of GDP	42.3%	41.7%	43.8%	49.7%	45.1%	43.7%
State expenditures	443,741	467,009	490,219	516,845	584,233	586,860
% of GDP	39.8%	39.0%	33.4%	33.9%	38.2%	37.0%
Fiscal Budget, surplus before loan transactions and net transfers to the Government Petroleum Fund	27,587	32,561	153,430	241,595	106,841	107,319
General government financial balance (2)	39,519	69,050	220,002	208,681	152,614	129,166
% of GDP	3.5%	5.8%	15.0%	13.7%	10.0%	8.1%

(1)	Estimates for accounts, Revised National Budget 2003, May 2003.

(2)	General government financial balance equals state revenues minus state expenditures, plus other central government surpluses not included in the Fiscal Budget plus net direct investment in state enterprises, plus local government surplus, plus accrued, unpaid taxes and duties.

	1998	1999	2000	2001	2002	2003(1)

EXCHANGE RATE
NOK per U.S. dollar	7.55	7.80	8.81	8.99	7.97	7.05
NOK per euro (2)	8.46	8.31	8.11	8.05	7.51	7.67

(1)	January 1 — May 23, 2003.

(2)	ECU 1998.

THE NORWEGIAN ECONOMY

General Economic Developments

     Norway is a diverse industrial society with a free-market economy and generally low trade barriers. Its 2002 per capita GDP, equivalent to USD 42,335, placed it among the highest of the OECD countries. A significant share of its economy consists of service industries, including wholesale and retail trade, banking, insurance, engineering, transport and communications and public services. In 2002, the service sector as a whole accounted for approximately 53% of GDP. Norway’s petroleum industries, including crude oil and gas extraction, accounted for approximately 19% of GDP and about 43% of Norwegian exports in 2002. Manufacturing, including primarily pulp and paper products, metals, basic chemicals, shipbuilding, machinery and electrical and electronic equipment, accounted for approximately 9% of GDP in 2002 and around 38% of Norwegian exports of goods in 2002.

     Norway has a very open economy, with per capita foreign trade among the highest in the world. Norway’s total exports and imports of goods and services in 2002 represented 42% and 27%, respectively, of GDP that year.

     Total domestic production of goods and services in Norway has increased almost every year since World War II. From World War II through the 1960s, the manufacturing, trade and service industries were the main growth sectors of the Norwegian economy. However, following the discovery of substantial petroleum deposits in the Norwegian sector of the North Sea in the late 1960s and commencement of North Sea oil production in 1971, a substantial petroleum industry and related service industries developed in Norway. As a consequence, beginning in the 1970s, the predominant growth sectors in the Norwegian economy have generally been the petroleum and service industries. Real growth in Norwegian GDP outstripped that of OECD countries as a whole during the period from 1970 to 2002, averaging approximately 3.5% annually, compared with approximately 3.0% for OECD countries as a whole.

     After a period of recession, the Norwegian economy experienced a period of strong expansion in 1993 — 1998. Over the 1993 — 1998 period, Norway’s real GDP growth averaged approximately 4.2% per year (3.9%, excluding petroleum and shipping, Mainland Norway), compared with an average growth in OECD countries of about 2.7% in the same period. The Norwegian economy reached a cyclical peak in 1998. Since 1999 growth has slowed, and in 2002 real GDP only grew by 1.0% in the whole economy, and by 1.3% in Mainland Norway.

     The Government expects real GDP growth from 2002 to 2003 to be 1.1% for the whole economy and 0.7 % in Mainland Norway. Reduced electricity production is expected to reduce GDP growth by 1/4 percentage point this year. A marked reduction in business investments and a weak development in mainland exports, reflecting impaired competitiveness and poor international growth, are the main reasons for the modest growth in the Norwegian economy. GDP growth in Mainland Norway is mainly driven by private consumption, which is expected to grow by 2.9% in 2003. Exports of traditional goods (oil and gas not included) are projected to decline by 2.2% in 2002.

     From 1993 to 2000, the rate of unemployment in Norway, as measured by the Labor Force Survey, was reduced by approximately 3.1 percentage points, to 3.4%. Since then, unemployment has increased somewhat, to 3.9% in 2002. The Government estimates the unemployment rate to increase to 4.4% in 2003.

     In the period 1989 to 1996, the Norwegian inflation rate, as measured by the consumer price index, generally was lower than that of Norway’s trading partners. From 1997 to 2001, it was the other way around. In 2000 and 2001 consumer price inflation reached 3.1% and 3.0% respectively. In 2002 the consumer price inflation fell to 1.3%, helped by reduced excise duties. The Government projects a consumer price inflation of approximately 2 3/4% from 2002 to 2003. The increase in inflation is mainly caused by higher electricity prices. Excluding changes in excise duties and energy prices, consumer price inflation is projected at 1 3/4% in 2003.

     Although peaking in 1998, growth in labor costs has remained high in recent years. In 2002, overall wage growth was 5 3/4%. Agreements concluded so far this year implies a marked reduction in wage growth. The government forecasts a wage growth in 2003 of about 4 1/2%.

     For eight consecutive years from 1990 on, Norway recorded a surplus on its current account of the balance of payments. In 1998, the current account surplus was reduced to zero, due to higher imports, lower petroleum exports and a drop in oil prices. Since then the surplus has recovered, mainly because of higher oil prices. In the last three years, the current account surplus averaged about 15% of GDP. In 2003, the Government forecasts a surplus of approximately NOK 204 billion, or 12.8% of GDP.

Structural Policy Reforms

     A number of structural reforms have been implemented in Norway over the last two decades. The main objectives of these reforms have been to improve the efficiency of financial and product markets and to increase user orientation and efficiency in the production of public services. Competition has been enhanced through deregulation and modernization of the regulatory framework. Privatization has been pursued gradually and on a pragmatic basis. Generally, co-operation within the context of the EEA Agreement has promoted reviews and reforms of a number of regulations. The most important reforms/changes are listed below:

•	Deregulation of currency, financial and housing markets in the 1980s.

•	State engagement in manufacturing industries was largely abolished in the 1980s and early 1990s through privatization and restructuring of ÅSV (aluminum), Kongsberg Våpenfabrikk (maritime, defense, aerospace and automotive products) and Norsk Jernverk (iron mill).

•	Reduction of budgetary support for industries in the 1990s, especially to state-owned industrial corporations and the fishery sector. State aid for agriculture remains extensive. Support schemes for shipping and ship-building have been (re)introduced over the last years.

•	Establishment of environmental taxes in order to reduce harmful emissions and improve the cost-effectiveness of environmental policy. In 1991, a CO2-tax was introduced, but exemptions remain for coal, coke and gas and fishing vessels.

•	Fishing quotas have been made transferable when a vessel is permanently withdrawn from fishing (so-called «unit quotas»), except in coast fisheries.

•	Deregulation of the electricity market by the Energy Act of 1990. Electricity generation and supply are based on competition, while transmission and distribution are regulated. Nord Pool was established in 1993 as a commodity exchange in the Norwegian electricity market, extended in 1996 with the incorporation of Sweden, and later with Finland and Denmark.

•	The tax reform of 1992 entailed lower global tax rates and reduced distortions in taxation of various types of savings and investments. Corporate profits are taxed at a rate of 28 per cent. The total tax on received dividends is also 28 per cent, as shareholders benefit from a full imputation system.

•	The Competition Act of 1994 established an efficient and modern framework for competition policy.

•	EEA-regulation on public procurement, which came into effect in 1994, prevents discrimination in public procurement.

•	The Act on Public Support provides that new support measures have since 1994 had to be approved by the ESA, the surveillance authority of the EFTA.

•	Taxation of hydroelectricity production was changed in 1997, to be based more on fiscal neutrality and the presence of resource rent.

•	Former restrictions on entry into air traffic markets have been lifted gradually. With the opening of Oslo Airport, Gardermoen in October 1998, limited slot capacity is no longer a hindrance for establishing competing services.

•	Telecom markets have been deregulated gradually. The last exclusive rights of the former monopoly supplier were abolished on January 1, 1998. Telenor ASA, the telecoms incumbent, was partly privatized in December 2000. Currently the state holds 77.6 per cent of share capital, while the Storting (the Norwegian parliament) has authorized further reduction to 34 per cent.

•	More services were included in the VAT system from July 2001, but a number of exemptions remain (inter alia newspapers, books, passenger transport, and accommodation services).

•	Legislation and organization of state-owned companies have been reformed. A main feature has been separation of activities exposed to competition from natural monopolies or government administration. State-ownership has been transferred from regulatory ministries to the Ministry of Trade and Industry for most companies in the commercial and industrial area. Forms of business organization are increasingly as limited liability companies, pursuant to the Companies Act or the Joint Stock Public Companies Act. The remaining statutory companies (“statsforetak”) no longer benefit from state liability for loans incurred after 1 January 2003.

•	Statoil ASA, the major company in the petroleum sector, was partly privatized in June 2001. The current state ownership is 81.7 per cent, while the Storting has authorized a reduction to 67 per cent.

•	In the hospital sector, a new governance system was introduced in January 2002. Responsibility for the hospitals was transferred from the counties to 5 regional health authorities owned by the state. The hospitals are now organized as health enterprises, which implies inter alia financial and managerial autonomy. The reform entails the patient’s right to a free choice of hospital.

•	Activity-based systems of funding, i.e. the principle that money follows the user, have been partly introduced in financing of hospitals and higher education institutions.

Economic Sectors

     Norway is a diverse industrial society with a well-developed service sector. In 2002, the service, industrial (including oil and gas extraction) and agricultural sectors accounted for approximately 55.8%, 33.6% and 1.7%, respectively, of Norway’s GDP.1 The manufacturing sector accounted for about 9.1% of GDP and 14.1% of man-hours worked. The major Norwegian manufacturing industries are industrial and agricultural machinery, construction of oil platforms and ships, paper and paper products, metal products, basic chemicals and electrical and electronic equipment. All of these industries are highly export-oriented. The paper industry, the metal industry and the chemicals industry have benefited from the availability of raw materials and hydroelectric power.

     The exploration and production of petroleum resources on the Norwegian continental shelf has had a major impact on the Norwegian economy. In 2002, Norwegian petroleum production totaled approximately 258 million standard cubic meters of oil equivalents, representing (including oil drilling) an estimated 19% of GDP and approximately 44% of total exports of goods and services. Norway ranks as the world’s third largest oil exporter after Saudi Arabia and Russia and the seventh largest oil producer.

     In the 30 years of oil and gas production in Norway approximately 3.5 billion standard cubic meters of oil equivalents (o.e.) have been produced — or 26 percent of our estimated resource base. As of December 31, 2002, Norway’s remaining reserves on the Norwegian Continental Shelf were approximately 3.7 billion standard cubic meters of o.e. Resources in discoveries expected to be developed in the years to come is estimated to be 1.6 billion standard cubic meters of o.e. Remaining undiscovered resources and resources related to measures to increase the recovery factor is estimated to be 4.8 billion standard cubic meters of o.e. Development of the resources in discoveries for which there are currently no approved development plans will depend upon a number of factors, including government policies, expectations regarding future oil and gas prices, cost reductions and advancement in technology. It is estimated that Norway has remaining petroleum resources for approximately 50 years of oil production and 100 years of gas production.

[1] The remaining 8.9% of GDP in 2002 is represented by correction items that include net taxes on products and an adjustment for imputed bank service charges.

Gross Domestic Product by Industry

	Current Basic Prices (1)

					% of	% of Man-Hours
					GDP	Worked
	1999	2000)	2001(2)	2002(2)	2002(2)	2002(2)

	NOK million, except percentages
Agricultural Sector
Agriculture and hunting	11 214	11 055	10 643	10 304	0.7%	4.1%
Fishing and fish farming	10 064	12 394	12 241	11 060	0.7%	0.9%
Forestry and logging	4 902	4 792	4 725	4 322	0.3%	0.3%

Total Agricultural Sector	26 180	28 241	27 609	25 686	1.7%	5.3%

Industrial Sector
Oil and gas extraction	163 370	327 707	311 707	279 764	18.3%	1.2%
Manufacturing	135 733	141 778	140 166	139 566	9.1%	14.1%
Electricity, gas and steam supply	23 952	24 771	28 292	30 699	2.0%	0.7%
Construction	47 732	50 896	55 794	62 166	4.1%	6.3%
Mining and quarrying	2 500	2 611	2 653	2 477	0.2%	0.2%

Total Industrial Sector	373 287	547 763	538 612	514 672	33.6%	22.5%

Service Sector
Wholesale and retail trade	106 818	112 884	116 256	127 267	8.3%	12.9%
Hotels and restaurants	18 642	19 104	19 223	20 649	1.3%	2.6%
Ocean transport	18 973	26 010	38 212	31 101	2.0%	2.5%
Other transport activities	82 149	82 271	84 803	90 159	5.9%	7.0%
Financial intermediation, insurance	43 211	46 341	49 421	50 390	3.3%	2.3%
Dwelling services	63 967	68 976	72 910	78 331	5.1%	0.1%
Renting and business activities	100 439	113 136	126 268	130 220	8.5%	9.8%
Private services	58 892	64 159	69 550	76 050	5.0%	7.9%
Activities in general government	202 822	214 970	234 197	250 927	16.4%	27.2%

Total Service Sector (including producers of government services)	695 913	747 851	810 840	855 094	55.8%	72.3%

Correction items (3)	137 659	145 220	149 540	135 706	8.9%	—

Total GDP	1233039	1 469 075	1 526 601	1 531 159	100%	100%

Source: Statistics Norway
(1)	Prices received for goods and services, minus any tax payable and plus any subsidy receivable with respect thereto.
(2)	Preliminary figures.
(3)	Comprises net taxes on products (including VAT) not allocated by industry and adjustment for imputed bank service charges.

Foreign Trade and the Balance of Payments

     Norway has a very open economy, with total exports and total imports of goods and services in 2002 representing the equivalent of 42% and 27%, respectively, of 2002 GDP. Since 1990, Norway has recorded surpluses on its trade balance. In 1998 however, the trade surplus dropped significantly due to the oil price collapse and high imports, and total exports of goods and services exceeded total imports by only 1.9 percentage points. In 2003 total exports is estimated to 41% of GDP, and imports is estimated to 26% of GDP.

     Crude oil and natural gas constitute the most important single commodity group of Norway’s exports, representing approximately 56.8% of total merchandise exports in 2002. Other important export goods are machinery and transport equipment (11.4%), metals and semi finished metal products (7.6%), and fish and fish products (5.7%). Of Norway’s imports, machinery and transport equipment is the most important commodity group, accounting for about 40% of total merchandise imports in 2002.

     EU member states have historically been among Norway’s most important trading partners. In 2002, 75.4% of merchandise exports were shipped to, and 66.7% of merchandise imports came from, present members of the EU. Pursuant to the 1973 free trade agreement between Norway and the EU, tariffs on most industrial products were eliminated. The EEA Agreement1 has led to the elimination of a number of the remaining tariffs. Through the EEA Agreement, Norway takes part in the EU’s internal market for all economic sectors except the agricultural and fishing sector.

     The balance of payments aggregates all Norwegian transactions with other countries, including trade in goods and services, and international transfers, which consist of net interest payments on Norway’s external debt, dividends and aid to developing countries.

     The following table shows the principal items of the balance of payments of Norway for the periods indicated.

1 See “European integration”, page 2.

Current Account and Capital Account of the Balance of Payments

	1999	2000	2001(1)	2002(1)

NOK million
Current Account:
Exports	486 231	685 951	697 598	640 681
Crude oil and natural gas	159 228	306 624	301 613	275 042
Oil platforms and ships	14 320	10 246	15 917	9 583
Other goods	185 890	214 309	216 002	199 930
Gross income; shipping, drilling and pipeline transport	64 647	80 812	91 246	84 036
Travel	18 776	19 041	18 619	18 275
Other services	43 370	54 919	54 198	53 814
Imports	393 755	431 304	435 270	415 063
Oil platforms and ships	13 691	23 951	12 824	8 852
Other goods	262 600	278 956	286 668	274 741
Gross expenses, shipping and drilling	35 224	41 002	40 965	41 815
Travel	38 181	40 494	39 535	40 034
Other services	44 059	46 901	55 278	49 621

Net goods and services	92 476	254 647	262 330	225 621
Compensation of employees	-3 654	-4 178	-3 925	-3 728
Interest	-2 655	-2 007	4 008	13 622
Dividends etc.	-6 056	-18 998	-20 968	-13 048
Reinvested earnings	-2 456	10 766	12 160	7 000
Current transfers	-11 277	-11 363	-15 086	-18 263
Net interest and transfers	-26 098	-25 780	-23 811	-14 417

Current external balance	66 378	228 867	238 519	211 204
Capital Account (net):
Net capital transfers	-909	-1 683	-840	-462
Net acquisitions of patents. Licenses etc.	-450	818	25	27

Net lending	65 019	228 002	237 704	210 769
Net revaluation (2)	-3 569	-11 266	-37 131	-58 805

Increase in Norway’s net financial assets (3)	61 450	216 736	200 573	151 963

     Source: Statistics Norway
(1)	Figures are subject to revision by Statistics Norway.
(2)	Mainly due to changes in exchange rates.
(3)	Accumulated financial assets (including direct investment) held by Norwegians (including private individuals, companies and public sector entities including government), less total debt owed by such Norwegians and foreign direct investment in Norway.

     Norway’s total net debt (public and private) was eliminated during 1995. By the end of 2002, total foreign financial assets were estimated to exceed total foreign financial liabilities by NOK 572 billion. The following table shows Norway’s net foreign assets by sector.

Norway's Net Foreign Assets

	December 31,

	1998	1999	2000	2001	2002

	NOK billion, market value
Central government (1)	-35.6	-40.0	-55.7	-33.0	-27.6
Local government and local government Enterprises	-4.9	-5.8	-8.7	-10.8	-9.1
Norges Bank (Central Bank of Norway) (2)	306.8	384.1	567.9	782.7	794.1
Commercial and savings banks	-136.3	-157.1	-194.7	-222.4	-248.3
State banks	0.0	1.4	6.5	7.5	7.5
Other financial institutions incl. Insurance companies	76.9	125.5	109.9	77.9	232.1
State enterprises	-7.9	-17.4	3.4	19.4	48.8
Other business sectors (3)	-16.1	-38.3	39.7	15.0	33.2

Net Foreign Financial Assets (-Debt)	182.9	252.4	468.3	636.3	830.7

     Source: Statistics Norway and Norges Bank. Norges Bank calculates the holdings figures on the basis of Statistics Norway’s annual census of foreign assets and liabilities and sectoral statistics for financial industries, which are combined with the figures on changes in the form of transactions and valuation changes from the balance of payments and sectoral statistics for insurance and mortgage companies.
(1)	Includes foreign holdings of Norwegian krone-denominated debt instruments issued by the central government. Government Petroleum Fund is not included.
(2)	Includes the Government Petroleum Fund.
(3)	Includes “non-specified” capital transactions and statistical errors.

Monetary Policy

     During most of the post-World War II period, Norway adhered to a fixed exchange rate policy. With effect from October 1990, the krone was linked to the ECU and was effectively pegged to the currencies of countries whose long-term goal was price stability. Following the tensions within the European Monetary System (EMS) in the fall of 1992, the Norwegian krone came under increasing pressure. In December 1992, the Ministry of Finance temporarily suspended Norges Bank’s obligation to intervene in foreign exchange markets, effectively allowing the krone to float.

     A new regulation regarding the exchange rate system was issued in May 1994. The regulation represented a formalization and continuation of the policy pursued after December 1992. Norwegian monetary policy was aimed at maintaining a stable krone exchange rate against European currencies, based on the range since the krone was floated in December 1992 until the new regulation was issued in May 1994. In the event of significant changes in the exchange rate, monetary policy instruments were oriented with a view to returning the exchange rate over time to its initial range. Fluctuation margins were not established, nor was there an appurtenant obligation on Norges Bank to intervene in the foreign exchange market.

     On 29 March 2001 a new regulation on monetary policy was established. The new guidelines stipulate that monetary policy shall aim at stability in the national and international value of the krone, contributing to a stable expectation concerning the exchange rate developments. Monetary policy shall also underpin fiscal policy by contributing to stable developments in output and employment. In accordance with this, Norges Bank’s implementation of monetary policy shall be aimed at maintaining low and stable inflation. The operational target is defined as an annual increase in consumer prices close to 2.5 per cent over time. Monetary policy shall be forward-looking, and direct effects on consumer prices stemming from changes in interest rates, taxes, excise duties and extraordinary, temporary disturbances, shall in general not be taken into consideration. It is expected that consumer price inflation, as a general rule, will be within a 1- percentage point deviation of either side of the target.

     During 2002, the Norwegian krone appreciated about 9 per cent against the euro. This appreciation was partly reversed by the beginning of May 2003. The krone is currently (May 27, 2003) about 7.88 against the euro.

     The Norwegian 3 month interbank rate (NIBOR) was 5.0 per cent at the beginning of May 2003, about 2 1/2 percentage points higher than the euro interbank rate. The yield on Norwegian 10-year government bonds was 5.1 per cent about 1.2 percentage points higher than the yield on German 10-year government bonds (Bunds).

International Reserves held by Norges Bank (1)

	December 31,

	1998	1999	2000	2001	2002

			NOK million
Gold	285	2,207	2,275	2,346	2,806
Foreign exchange (2)	137,438	179,927	234,440	198,302	211,463
IMF reserve position (2)	10,767	8,175	6,435	7,698	7,720
Special Drawing Rights (2)	3,147	3,279	2,713	3,192	2,190

Total international reserves	151,637	193,588	245,863	211,538	224,179

Memo:
Investments of the Government Petroleum Fund (3)	168,768	220,892	386,645	613,686	609,010

     Source: Norges Bank.
(1)	Fair value.
(2)	Valued at exchange rates prevailing on the dates for which information has been provided. Including bonds subject to repurchase agreements.
(3)	Assessed at market value. Not included in the international reserves stated above.

Banking System

     At the end of the first quarter of 2003, the Norwegian banking system comprised 14 commercial banks, 129 savings banks and a small number of state-owned banks that provide financing for particular purposes. The other principal financial institutions are mortgage companies, finance companies and insurance companies. The Banking, Insurance and Securities Commission (Kredittilsynet) supervises all banks and other financial institutions in Norway.

     Mergers between financial institutions require approval of the Ministry of Finance. When considering an application, the Ministry of Finance takes into account factors such as the effect on competition in domestic markets and financial soundness.

     Foreign banks have been allowed to establish subsidiaries in Norway since 1985. Since the implementation of the EEA Agreement in January 1994, foreign banks may also establish branches in Norway. There were 8 Norwegian branches of foreign banks at the end of 2002. Norway has revised the regulation relating to financial institutions as a result of the EEA Agreement. With respect to financial services, the EEA Agreement provides for full adaptation to EU regulations.

     All Norwegian banks are generally required to comply with the Bank for International Settlements’ capital adequacy rules, which include a minimum standard ratio of capital to risk-weighted assets of 8%. At the end of the first quarter of 2003, the capital adequacy ratio of commercial banks averaged 11.5%, and the capital adequacy ratio of savings banks averaged 13.6%.

     Norwegian commercial banks and savings banks are required to be members of and pay fees to the Commercial Banks Guarantee Fund and the Savings Banks Guarantee Fund, respectively. Such funds are responsible for ensuring that each member bank fulfils its obligations for non-bank deposits up to NOK 2 million for each individual depositor.

     Through the Government Bank Investment Fund the state owns shares in Den norske Bank (DnB). At the end of the first quarter of 2003 the government owned 47.8 per cent of the shares in DnB.

Fiscal Policy and Public Finance

     In 2001 a majority in the Storting assented to a new set of fiscal guidelines directed at a gradual and sustainable increase in the use of petroleum revenues in the Norwegian economy. Measured by the structural deficit, the use of petroleum revenues shall over time generally follow the real return of the Government Petroleum Fund. Fiscal policy shall also contribute to a stable economic development.

     Presently, the structural deficit for 2003 is estimated at about NOK 37.6 billion, or 3.1% of mainland (trend) GDP. The present deficit estimate exceeds the expected real return on the capital in the state petroleum fund at the end of 2002 by an amount of NOK 13.4 billion. This must be seen against the adverse development in international asset markets and a strengthening of the Norwegian krone, which has contributed to an unfavorable development of the value of the fund measured in NOK. In addition, mainland tax income of 2002 turned out to be lower than expected, and tax figures for 2003 have accordingly been adjusted downwards after the approval of the budget by the Storting.

     The general government financial balance consists of the Fiscal Budget plus other central and local government accounts not included in the Fiscal Budget plus net direct investment in state enterprises. It has generally shown a surplus since World War II, resulting in the accumulation of substantial assets by the Government. However, during 1992 and 1993, deficits in general government financial balances amounted to an average of 1.8% of GDP. Since 1994, the general government financial balance has recovered significantly. In 2002, the surplus reached 10% of GDP, and is expected to be 8.1% of GDP in 2003. Net general government assets were 60 % of GDP by the end of 2002 (preliminary account figures), and are estimated at 70% of GDP by the end of 2003. The assets are primarily allocated in the Government Petroleum Fund, in loans by state banks, cash balances deposited with the Central Bank, assets in the National Insurance Scheme Fund and in the State’s Direct Financial Interest in the petroleum sector.

     The Fiscal Budget follows the calendar year and is prepared by the Ministry of Finance for proposal to the Storting in the autumn preceding the year to which it relates. The Fiscal Budget as approved (the “Approved Fiscal Budget”) is subject to revision by the Storting, caused by changes in macroeconomic conditions and in budget revenues and expenditures. Such revisions are presented in the Revised National Budget submitted by the Ministry of Finance to the Storting in May of the year to which it applies. The Fiscal Budget balance for 2003 (including return on the Government Petroleum Fund) presented in the Revised National Budget for 2003 is estimated at NOK 128.8 billion, or 8.1% of GDP.

     Government estimates for the state’s accounts for 2002, including return on the Government Petroleum Fund, show a Fiscal Budget surplus of NOK 129.4 billion, or 8.5% of GDP.

Fiscal Budget and the General Government Financial Balance

	1999	2000	2001	2002	2003(1)

	(NOK million)
Fiscal Budget surplus	6,428	1,525	-1,231	-8,986	0
+ Surplus in Government Petroleum Fund	33,429	162,825	260,055	138,401	128,819
+ Surplus in other central government and social security accounts	3,796	-691	3,111	8,208	5,381
+ Definitional differences between central government accounts and national accounts(2)	17,427	49,537	-2,772	18,700	798

= Consolidated central government surplus, accrued value	61,080	214,578	259,163	156,323	134,998
+ Direct investment in state enterprises	16,524	4,101	-40,763	-8,830	274

= Consolidated central government net lending	77,604	218,679	218,400	147,493	135,271
+ Local government surplus, accrued value	-8,466	-3,654	-9,719	5,121	-6,106

= General government Financial Balance	69,138	215,025	208,681	152,614	129,166
As a % of GDP	5.8%	15.1%	13.7%	10.0%	8.1%

     Source: Statistics Norway and Ministry of Finance
(1)	Estimates for accounts, Revised National Budget 2003, May 2003.
(2)	Including consolidated central government accrued, unrecorded taxes.

The Government Petroleum Fund

     The Norwegian Government Petroleum Fund was established in 1990 when the parliament adopted the Act relating to the Government Petroleum Fund (Act of June 22, 1990 no 36). The income of the Fund is defined as the central government’s net cash flow from oil activities, including the proceeds from the sale of shares in Statoil, if any, State’s Direct Financial Interest, and the return on the Fund’s investments. The Fund’s expenditures consist of an annual transfer to the Fiscal Budget to cover the non-oil budget deficit.

     The Fund is intended to serve as a tool in the management of fiscal policy, by making the spending of petroleum income more visible. It has been emphasized that the allocation of capital to the Petroleum Fund must form part of a coherent budgetary process. At the time the Fund was established it was therefore stressed that no net allocations should be made to the Fund unless the Fiscal Budget was in surplus.

     The responsibility for the management of the Fund rests with the Ministry of Finance. The Ministry has delegated the responsibility for the operational management of the Fund to the central bank of Norway, Norges Bank. The capital is invested abroad.

     The current guidelines for the management of the Fund consist of a regulation issued by the Ministry of Finance in October 1997 with later revisions and a set of more detailed guidelines that are drawn up in letters from the Ministry to Norges Bank. According to the present regulation, between 30% and 50% of the Fund should be invested in equity instruments and the rest in fixed income instruments. The regulation names 28 countries or areas in which the Fund may be invested. The guidelines set limits for the magnitude of risk the Fund can incur from either exchange rates, markets, interest rates or credit risk. To limit exchange rate and market risk, there are rules for how the investments should be distributed between regions. Between 40% and 60% of the equity investments should be invested in Europe. Another 40%-60% is allocated to America and Asia/Pacific according to market capitalization weights between these two regions. The fixed income portfolio is distributed with 45%-65% in Europe, 25%-45% in America and 0%-20% in the Asia/Pacific region. The basis for the risk management system is the adoption of a benchmark portfolio. The benchmark portfolio is a hypothetical portfolio consisting of major stock and bond indices for the countries in which the Fund is invested. The benchmark portfolio has typically had portfolio weights equivalent to the midpoints of the acceptable intervals according to the guidelines. The Ministry of Finance has set the maximum allowed tracking error for the Petroleum Fund at 1.5%.

     An amount of NOK 2 billion is invested according to environmental criteria.

     At the end of 2002 the capital of the Government Petroleum Fund totaled NOK 609 billion. Including fiscal budget surplus and estimated return on invested capital in NOK, the capital of the Fund is estimated at NOK 816 billion at the end of 2003.

Public Debt

     At December 31, 2002, the state’s direct debt amounted to NOK 291 billion, of which NOK 200 billion was funded debt and NOK 91 billion was floating debt. NOK 40 billion of the floating debt consisted of deposits made by state institutions. Of the total debt, only NOK 0.2 billion was external debt.

The state’s gross financial assets totaled NOK 1,378 billion1 by the end of 2002 while the net financial assets amounted to NOK 943 billion or approximately 61 1/2% of GDP.

     The figures in the preceding paragraph do not include the assets and liabilities of local government and certain entities under direct public control. Based on Norwegian national account statistics, general government net financial assets by the end of 2002 was estimated at 60% of GDP.

     The following table shows the direct funded and floating debt of the Kingdom of Norway outstanding at the dates indicated.

State Debt

	December 31,

	1999	2000	2001	2002	2003(1)

	NOK Million
Direct funded debt (2)
Internal	179,087	209,271	200,492	196,089	214,411
External (3)	6,823	7,314	6,256	3,514	245
Total funded debt	186,630	216,585	206,748	199,603	214,656
Direct floating debt (all internal)	72,155	69,323	71,932	91,424	125,926
Total direct debt	258,785	285,908	278,680	291,027	340,582

     Source: Ministry of Finance
(1)	As of March 31, 2003.
(2)	Funded debt consists of debt that matures one year or more from the date of incurrence. Floating debt consists of debt which matures less than one year from the date of incurrence or which is payable on demand or on less than one year’s notice by the holder of such debt.
(3)	Excluding net swap liabilities. Translated into NOK at exchange rates prevailing on the dates indicated as reported by Norges Bank.

     The following table shows Norway’s general government (includes central and local government) financial liabilities as a percentage of GDP.

General Government Financial Liabilities

	December 31,

	1998	1999	2000	2001	2002

		Per cent of nominal GDP
Gross (1)	29.8	29.9	33.5	32.6	37.7
Net	-38.2	-43.1	-49.0	-60.9	-59.8

     Source: Ministry of Finance
(1)	Including repurchase agreements which accounted for 7.8 percentage points and 13.7 percentage points of GDP in 2001 and 2002 respectively. According to the System of National Accounts definition, which differs from the definition of gross debt applied under the Maastricht Treaty of the EU. According to Maastricht definitions, general government gross liabilities equaled 30.8% of GDP at the end of 2002.

[1]	With the exception of the Government Petroleum Fund, assets are assessed at historical cost.
Book value of state owned shares in large listed companies (Den norske Bank, Norsk Hydro, Telenor and Statoil) is NOK 32 billion. As of 31 December 2002 the market value of these shares was NOK 190 billion. Book value of The National Insurance Scheme Fund is NOK 11.8 billion whereas the market value by the end of 2002 was NOK 136 billion.
Assessed at its historical cost, capital in the State#s Direct Financial Interest in the petroleum sector was NOK 117 billion at December 31, 2002.